Exhibit 99.1

Maris Tech Collaborates with LightPath for AI-Ready Infrared Cameras

Maris-Tech integrated critical firmware and hardware to support AI algorithms embedded in LightPath’s Infrared Cameras

Rehovot, Israel, June 12, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced a collaboration with LightPath’s (Nasdaq: LPTH) (“LightPath”) in which Maris-tech integrated critical firmware and hardware to support AI algorithms embedded in LightPath’s infrared cameras, completing a significant step in the evolution of LightPath’s technology with the support of AI accelerated hardware, software and algorithms in all its infrared cameras.

The new AI-enabled feature will be available as an option on all of LightPath’s cameras and is referred to as EdgeIR™.

“We are extremely proud of this important collaboration, marking the next step in the evolution of optical solutions within AI systems. Adding embedded AI hardware and software at the edge within the video pipeline is crucial for real-world deployment of AI models,” said Israel Bar, CEO of Maris-Tech. “The demand from the defense and industrial market has shown that bandwidth and security issues in cloud and server frameworks hinder integrating optical systems with trained AI models in field applications. Incorporating embedded AI hardware and software simplifies deployment, minimizes the need for hardware customization, and enables customers to focus on their core system goals,” Mr. Bar added.

The new EdgeIR™ cameras integrate Maris-Tech’s technology with an embedded Hailo-8 AI accelerator into the hardware, enabling customers to upload and run their preferred trained AI models on the edge at the camera level. This new capability, which will be available on all of LightPath’s cameras, will enable real-time, low-latency streaming and high-efficiency AI inferencing on the camera’s video stream.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power, and low latency solutions to companies worldwide, including leading electro-optical payload, R.F. datalink, and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our collaboration with LightPath and the integration the Company’s technology into LightPath’s infrared cameras, and the implications of such integration, including that the new EdgeIR™ cameras will enable customers to upload and run their preferred trained AI models on the edge at the camera level and that will enable real-time, low-latency streaming and high-efficiency AI inferencing on the camera’s video stream. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:
Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com